

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Mr. Chang Xiaobing
Chairman and Chief Executive Officer
China Unicom (Hong Kong) Limited
75th Floor, The Center
90 Queen's Road Central
Hong Kong

> **Re:** **China Unicom (Hong Kong) Limited**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 18, 2010**
> **File No. 1-15028**

Dear Mr. Chang:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Robert S. Littlepage
for

Larry Spirgel
Assistant Director

cc: Ms. Chun Wei
        Sullivan & Cromwell LLP
        Via Facsimile: 852-2522-2280